Filed by Quidel Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company:

Ortho Clinical Diagnostics Holdings plc (Commission File No. 001-39956)

The following is a transcript of the presentation by Quidel Corporation at the 40th Annual J.P. Morgan Healthcare Conference on January 12, 2022 at 1:30 p.m. Eastern Time (10:30 a.m. Pacific Time).

Event Type: JP Morgan Healthcare Conference

Date: 2022-01-12

Company: Quidel Corp.

Ticker: QDEL

COMPANY PARTICIPANTS

Douglas C. Bryant - Quidel Corp., President, Chief Executive Officer & Director

Unverified Participant

OTHER PARTICIPANTS

Tycho Peterson - Analyst

MANAGEMENT DISCUSSION SECTION

Tycho Peterson

Right. Good afternoon, everybody. I’m Tycho Peterson from the life science team. It’s my pleasure to introduce our next company, Quidel. Just a quick reminder to submit questions through the website.

And with that, let me turn it over to Doug.

Douglas C. Bryant

Thanks, Tycho. Good morning, everybody. This is Doug Bryant with Quidel Corporation. Joining me today on the phone are Randy Steward, our Chief Financial Officer; Rob Bujarski, who’s our Chief Operating Officer; also from Ortho, Mike Iskra and Joe Busky, should we have any questions later on. But, Scott, can we – thank you. We’ll be making forward-looking statements. Next slide.

We’ve been committed to delivering strong performance by investing, particularly...

Unverified Participant

00:00:53

Douglas C. Bryant

Is there somebody on speaking as well? We’ve been committed to delivering strong performance over several years. And I think most people know us as a technology company. We have best-in-class R&D and clinical regulatory. And I would say that our ability to develop and produce product that we’ve entered into the market has been prolific over the years. And on the bottom there you see that, you know, we’ve had, you know, reasonable growth for a while and then COVID happened and that became something that we focused on and have benefited from.

We did recently sign a definitive agreement to acquire Ortho. Prior to that, you know, the biggest thing we had done in 2017 – at the end of 2017, in fact, we acquired the Triage and BNP businesses from Alere for, at the time, $680 million, which for us was a reasonably big number. We had done some other smaller acquisitions before and a number of small seconds that are not listed here. But we’ve had over 30 FDA clearances, a number of CLIA waivers, also a number of EUAs for COVID. And generally speaking, we’ve been on the front end either the first or second to work on all of those products.

So next slide, Scott. It was a standalone Quidel has been successful. These things I would call transformative, you know, this acquisition of the Alere assets was really important for us in terms of global expansion. It was more or less seasonal and less volatile, more predictable. We thought we could still grow it and we liked what the company had done in terms of the development of other products like high sensitivity troponin. And also, we like the toxicology space as well.

So out of that deal, we did harvest $20 million in synergies. And the thing I’d like to point out here is we assembled a team to do the integration, a team of people of around 30 internal, supported by a number of third parties. The usual suspects and that was a really good experience for us. I would view the integration of Ortho to be even smoother and easier because when we acquired the company and the infrastructure that already exists.

And then, of course, you know, we had tremendous execution starting in 2020 with COVID-19 during the pandemic. You know, we solidified our own core professionally use market as a result because we had signed up for people – excuse me, signed people up for Sophia on three to five-year contracts that included COVID and our other products COVID and our other products. So our instrument expansion was significant. We ended up with over 70,000 analyzers as we exited 2020.

The capacity improvement has been remarkable. We’re now manufacturing 10 times what we did before. In order to meet the demand, we recently stood up distribution centers that didn’t exist before, as well as an additional manufacturing facility.

We were given a grant by the government to improve our Sofia manufacturing earlier, and then obviously participated in the RADx-ATP program on improving our capacity to manufacture QuickVue COVID. And then we’ll get to this, but I believe this next move, the merger of our two companies, Ortho and Quidel, will be the most transformative thing that we’ve done thus far and I think positions us for success moving forward.

Next slide, Scott 00:05:03. So we’ve done all this while at the same time maximizing our core business. On the Quidel side, we expect to grow mid-teens on a compounded basis over the LLP without COVID. And in the meantime, we’ve really stepped up and delivered and addressed the strong demand for the products that you’re seeing out there today.

We do anticipate some level of COVID moving forward. I think there is a possibility, at least, that this becomes endemic and becomes a bit like a – just like the other seasonal respiratory viruses, maybe with more impact, of course.

with more impact, of course. December 2021, week one and week four, the sell-through increase at retail, there are two bigger firms, roughly 10 times, and we’ve increased manufacturing capacity in 2021 to meet that demand.

By mid-February, we will be at, I believe, the level that we had said that we were attempting to get through, which is about 70 million tests per month. I will admit though that because of a couple of factors, one, it’s increasingly more difficult to hire people. That has proven to be the case in standing up 00:06:37 the rest of that facility. We had to increase our base wage rate in order to attract the talent that we needed to go into that facility. And then at the same time, this Omicron is – it’s causing fits across the globe, but in particular for us we’ve got about 10%of our workforce out at the moment.

I think the new OSHA guidelines here in the state of California will be helpful in that we can get people back into the plant more quickly once they test positive. But we’re trying to ramp up and increase production at the time when, you know, we’ve got people, you know, following up from time to time.

Savanna will be our next flagship product, we believe. We’ve launched in the EU with the respiratory panel, just a smaller one. We’ve had very, very nice customer feedback, particularly on the turnaround time, costs, the panel size. One of the big drivers in the molecular space has been cost, and I would say that what you hear from other molecular manufacturers is this particular segment is still under penetrated, particularly when you consider the lower volume segment of the diagnostic testing space. We’re targeting revenues in excess of $300 million by year three, and we think that the 00:08:05 will derisk that because we’ll be able to launch into the global space much more efficiently. And I think that will be helpful in the United States as well.

We do see flu popping up. I get this question all the time. I don’t know what that will mean for the next couple of quarters, but we are making more flu product at the moment, both flu and the combo one. And as I said before, as a consequence of the strong demand for Sofia, we ended up putting a lot of boxes in to the market on three-year contracts.

Next slide. Digital health is something that we don’t have a great deal about. But nevertheless, we have been spending a great deal of time on it. Our integrated digital health and diagnostic solutions are currently focused on the enterprise and employee health, and I think there’s a possibility to expand into the consumer use and markets beyond COVID-19, notwithstanding whatever we have to do to get through the FDA process. At the end of the day, we have to demonstrate that individuals can collect properly and that will be very helpful in clinical trials where we try to demonstrate sensitivity and specificity necessary to meet the FDA’s hurdles for OTC products. But that’s very much on the forefront of our minds and it’s something we’re working on behind the scenes.

In addition to manufacturing QuickVue, we’ve been developing a self-test module for cellphones that we call QVue to report results in near real-time. The guided testing reporting may be necessary over time for the various different uses. I think it’s going to be potentially something that is necessary in order to have a true over-the-counter product. We’ll see but we’ve got things in place to enable employees to interact with the live product through video chat and to get tested. We’ll see how that particular segment shapes up. But obviously we think that there’s a possibility that that will be required.

So in-home testing, we developed a product called SofiaQ. At first, all we’ve had is effectively COVID, so we don’t know that that’s necessarily where we want to launch with, but we would love to be able to go into the home with this particular product. And it basically leverages the same technology that’s on our – in Sofia 2 analyzers. And then we continue to make investments with other third parties partnerships and licensing agreements, and particularly those with proprietary IP to develop new solutions to enable the expanding field of digital health. I do think a paradigm shift has occurred in public. The average individual during a year, I’m told, has five new respiratory infections. And for the most part, I don’t think the public ever previously thought about being tested. But now with COVID, I think it has changed the way people think. And if they don’t have COVID, they want to know what it is. And so I think there is an opportunity. And I think the timing is very good for that.

Next slide. Savanna, the next flagship, we are super proud that where we are with this product, I would say that we are significantly delayed. This is a program that I thought we were going to launch in 2015/2016 but I’m very happy at the end of the day that we have a product that performs as well as it does. It’ll have multiplexing technology, four PCRs in each cartridge that enable three analytes plus a control.

The amplification time is super quick 45 cycles in 12 minutes. With extraction you can do a cartridge in around a 25- minute sample to answer. Fully integrated, very easy-to-use, we’ll have both direct swab and liquid sample compatibility. The agent stable at room temperature which is a huge deal in particularly hospital labs, the scalable just like many other platforms but ours will be scalable as well, a lot of versatility around assay development both qualitative and quantitative.

And our intent is to have pretty big menu as quickly as we can. As I said before, we’re a technology company that develops products quite easily. Our R&D and 00:13:11 organizations are first in class and as I said, I use the prolific for 00:13:18 hard time. I don’t know another organization out there that has the same level of talents as we do particularly on the infectious disease side. And so the menu at the bottom is the starting point and we have a number of other ideas beyond it. Next slide.

So this is the obligatory 00:13:39 the price slide. You can see that molecular diagnostics still underpenetrated as I said If you make a comparison, I think I saw in the presentation that Danaher did that Cepheid manufactured 19 million tests in the fourth quarter, while we did 65 million with QuickVue. And so we did 4 million or 5 million in Sofia as well. And what I would say is that while the promise of molecular has been significant, the companies that have participated in going onto that segment haven’t done as well as they would have hoped. And so there’s a lot of growth still there to be had and I think ease of use turnaround time and cost. If we can get the cost down low enough, then I think that there will be further penetration.

And so we’ve been asked, are you entering a crowded space whether there are already many players out there? True enough. But with all the attributes necessary to actually further penetrate the market, maybe not. So yeah, it’s a crowded space but there’s not a lot of crowd that have the potential that the Savanna platform has. And you would expect that. It’s newer, it’s employing new technologies and the latest and greatest. And so it’s a really good product and you could see that the opportunity that we’re chasing is pretty significant.

And so one more Savanna slide, excuse me. On the left-hand side, you can see a little bar chart that shows the number of analytes that you can get on a Savanna cartridge versus one of the leaders in the molecular space, the Cepheid product. This particular product fits really very nicely in between 00:15:42 where you’ve got one into the digital cartridge.

And so limited multiplexing capability in other and very high multiplex solutions that are – that are super costly and maybe not internally necessary. And so we think that there would be opportunity for our products to fit. And all the market research that we’ve done says that the product fits the needs of potential customers. And further to that, the customers that we’ve started up in Europe so far have come back and ask for more analyzers so that they can further expand their reach into the clinics, etcetera. So we’re very encouraged by what we see so far. And I think the biggest challenge right now will not necessarily be commercialization at this stage. It will be how quickly can we ramp in the factory, which 00:16:39?

All right. Next slide. And then we’ll skip this one again, Scott. So we should be on – yeah. Thank you very much. So this – let me talk a little bit about our enthusiasm for putting these two companies together. Ortho was a company we looked at a few years ago. And frankly, they were not where they are today. They’ve got super strong executive team, a very focused strategy that has delivered results. When I was a young guy in another larger company competing against the Kodak platform that was acquired by J&J, it was a tough – it was a tough product to compete with because of a number of things including just the dry technology and customers love it. The service, you know, is rated very highly, of course. But, you know, let’s be honest, the product doesn’t break and it’s phenomenal. So I’m not saying that service is easy, but when you have a great product like they do, it really makes the service aspect a little bit easier. But the combined company is now going to address a much larger segment. So I – in my company, we were quite limited in what we are going after. The clinical chemistry space is very interesting because a lot of the decisions in the lab are driven by clinical chemistry decisions just simply because of the volume. It’s that same clinical lab directors that’s making decisions on microbiology and other parts of the lab as well. So, the combined company will be able to address a much, much larger total available market, if you will.

00:18:28 through Q3 with $3.9 billion for the combined company. We would have under, just under 6,000 total employees globally. We’re going after about a $100 million in revenue synergies, and most of that to be upfront is due to the Savanna launch. But we also anticipate as we develop new products for other markets outside the United States on Sofia and other platforms, potentially QuickVue as well that their reach will be very helpful. But for the deal, what we have in the model is primarily 00:19:06 Savanna.

So – and then there’s the cost synergies. And there’s always execution risk on any deal. But I feel like the guys have been very 00:19:22 have been very conservative on how they approach to what they think they can do. And there’s a lot of things that are not in the plan right now that very well could be and – but we believe that as upside. But we think that the $90 million is eminently achievable by the end of year three certainly.

Next slide. So, in terms of the detail we’re going to acquire or sell for $24.68 a share and funded through a combination of cash, about $1.75 billion of cash and stock. Total equity value of the deals with just under $6 billion. All the shareholders will receive just over $7 per common share and then $0.1055 of common stock for each accounting share that they own.

All those shareholders will end up with about 38% of the overall company. And then, of course, Quidel’s stockholders will receive once the – the combined company for each Quidel share that they own. The management team will be combined. We will go through a process of looking across a number of executives throughout the company.

But at the end of the day, we made a decision upfront that I would be the Chairman and CEO; Rob would be the President and CEO; Joe Bujarski will come on board as Randy retires as Chief Financial Officer; and Mike Iskra will be our Chief Commercial Officer. In terms of the board, it’s a split that basically is very much aligned around percentage ownership. And so, eight of the directors will come from Quidel and four will come from 00:21:18

So, the first thing that I think is the most impressive, you look at Quidel as a stand-alone and you say, without COVID, you guys said over the long range plan that you think you can grow this thing, 17% around the 00:21:31 and toxicology of – these are the things. Aren’t you going to slow yourself down as a result of buying something that’s a solid grower but at a lower rate? And the honest answer is, sure. But at the same time, 9% to 11% compounded which is in the deal model, is pretty darn good. And compared with other companies in our space, this would be one of the faster growing diagnostic companies in the world.

So even combining the two organizations, we’ll still be able to sustain a reasonable growth rate at the same time while increasing our margin. So, we’ll still be above 30%, which is also unique in terms of EBITDA, EBITDA as a percentage of sales. There aren’t too many companies, period, that have EBITDA as a percentage greater than 30%. And we will be accretive within 12 months to close. The ROIC is also respectable. It’s over 10%, but it’s certainly going to be in the high single digits at the end of the day. So this transaction was unanimously approved by both boards of directors. Obviously subject to approval by our shareholders, and we expect to close in the first half of this year.

So, next slide, Scott 00:22:59. I won’t bore you with a lot of detail here, but when you just look at the addressable market, the growth rate EBITDA increase in cash flow and ROIC, it’s all here in one page. And this is a pretty, pretty good deal for both companies and both sets of shareholders of the program of company moving forward.

Next slide. So very complimentary, it was not a whole lot of overlap, of course, we’re going point of care which is unique. But we’re also in clinical laboratories for their products, and so is Ortho. I think there’s a really nice commercial synergy there. And then, of course, the transfusion business, Ortho has been a leader in that space for a very, very long time, does extremely well.

There’s multiple drivers to the creation of value: scale, broader portfolio, the leverage. It’s going to be phenomenal for us. Enhanced R&D. I like the programs they have in place. They’re a little bit further out. So the introduction of some products like Savanna, 00:24:19, and all that, while we’ve continued to develop the other Ortho products, I think is a nice fit in terms of timing.

Next slide. It would give us a bit more scale. At the end of the day, where you fit in the stat ranking, I’m not sure how important that is. But if we’re starting at number seven and we have an idea of moving up in the rank, I don’t think that’s going to surprise anybody that we know who’s ahead of us and we know who we’re chasing. And I think most of our staff on both sides are pretty darn competitive. So let’s see what we do here in the next couple of years.

Ortho is a good offset to our volatility and our seasonality factors. I love the fact that their products are so robust that once customers have them on board, they effectively stay with them for a very long time. So a very high percentage of their revenue is recurring.

Their EBITDA, for being in the clinical chemistry space, as well as immunoassays, is quite good, and the installed base is really – is impressive. And I love the fact also that strong presence in emerging markets and our products on the Quidel side it’s huge 00:25:43 representation on these segments as well.

So next slide. Together, we will be one of the larger, pure play diagnostic companies. And here is some ways to look at that global infrastructure. Stable growing revenue on the Ortho side, combined with, you know, arguably one of the better technology companies in our space, but one that had been perhaps under sized in terms of our commercial power.

Next slide. This is how it splits by geography in terms of revenue and by product category. Of course, this deck will be on the website so you can look at this some details as long as you prefer. I’m going to get to the end so Tycho can ask me questions here.

Next slide. A lot of health indications that we can address. And, you know, both companies have very strong R&D teams 00:26:49 to do some things that are meaningful global footprint. There’s the globe for you.

All right. Next slide. One of the biggest things we’re focused on, of course, is integration. We know how to do this sort of a – and we’ve got an executive steering committee and a number of folks already assigned the integration management team that will be absolutely solidified within the next days and weeks. And I like our chances of doing this very, very well. And I know that everybody thinks there’s execution risk. Of course there is, but I like my team and I think that we’ve proven that we know what to do.

Okay. So key takeaways Okay. So key takeaways, we’re going to continue driving momentum in our core businesses, not going to be distracted, by the way, of too much buying the next shiny object, we know what we need to do to prioritize the integration, need to grow organically, if along the way we spot something that’s a good fit, maybe it’s in digital health or some other category and it’s opportunistic and we think that we can easily integrate it, then we might look at it. So this is – always, as I say to my guys, it’s always the difference between sometimes whether you can or whether you should, we certainly will have the financial wherewithal to do other ideas that we want to pursue, but it’s not going to be a central focus. We’re going to focus on the things that you see here on the key takeaways.

And Tycho, I’ll just turn it over. I hope I left you with enough time for questions.

QUESTION AND ANSWER SECTION

Analyst: Tycho Peterson

Question – Tycho Peterson: Yeah. We got like six minutes, but we’ll make the most of it. Good presentation, Doug. You know, I think one of the things when you see a deal get announced, December 23, why now? Like, were there other players involved that made deal timing announcement more pressing? Can you just give a little bit of background on the competitive process?

Answer – Unidentified speaker: There weren’t, as far as I know, maybe it’s a question for Chris Smith as well, I don’t know what I don’t know, but I’m unaware that other folks were involved in the discussions. And I guess because it started more as a collaborative idea, can we sell your products? Actually we’ll ask particularly the 00:29:08 is how we started the conversation. But in doing our diligence and looking at things and lining up some of the various scenarios, it became clear that that we should start with the idea of an MOE. And that’s the way it got started.

So I’m unaware that this was a competitive process. I think the timing of the deal announcement, there were a number of factors, But at the end of the day, what I can say Tycho is that, for the two companies to be put together at this time was really a good timing. They’ve got excellent R&D, but they had a little bit of a window between now that they have been probably a next generation products. We, at the same time, are launching probably the most important product in the company’s history with Savanna and probably don’t have the commercial wherewithal to do it as well as they could.

So when you look at things and how they line up and where they’re at and to the fact that there’s very little overlap on the product side, it was just really a good timing. So other than we just wanted to get it done before the holiday and then move on and get going.

Unidentified speaker

Question – Unidentified speaker: And, one of the – maybe areas of push back is the pro forma debt you’re going from net cash per deal to over $3 billion and net debt. If you strip out the COVID revenue impact on EBITDA or moderated, how do you think about the deleveraging profile? How fast can consolidated – the consolidated business delever?

Answer – Unidentified speaker: Well, I’ll let Randy and or Joe jump in very quickly. But at the end of the day, we see ourselves as refining the debt in a couple of different tranches here in a short period of time. And I think we’re going to be able to deliver. What would you say, Randy, I’m turning to you.

Answer – Unidentified speaker: Yeah, I’d say, Doug, half a turn to a turn and as you showed on your slide, both the combined entities are generating more than $700 million in cash flow a year or so. We’re going to be able to deleverage off very quickly.

Unidentified speaker

Question – Unidentified speaker: Okay. A couple of other things, I guess, is anything changed in terms of your thinking about 2022 as a mid-single digit growth story ex-COVID for kind of the base business for you guys?

Answer – Unidentified speaker: No for kind of the base business for you guys?

Answer – Unidentified speaker: No, but what I would say is, we’ve de-risk that a bit by engaging a much larger commercial organization. We thought we would get to $300 million in revenue over the long range balance of the year on our own. And we’ve, obviously, got a conservative idea of what they could do on top of that. But at the end of the day, being able to launch globally in the way that they’re going to be able to do, probably says that we, for a short period of time, will effectively sell everything we can make. So, the real constraint right now, Tycho, on my side is, to be really honest, is how fast can we ramp up instrument manufacturing, how fast can ramp up cartridge manufacturing.

Analyst: Tycho Peterson

Question – Tycho Peterson: And just so we’re clear, where are you currently on a number of tests per day and when do you get to the $70 million?

Answer – Unidentified speaker: On the COVID side?

Question – Tycho Peterson: Yes.

Answer – Unidentified speaker: We’re doing pretty safely north of $40 million QuickVue tests per month and at least that’s been around right in the last few weeks. We think we’ll get to the total of 50 million plus 20 million Sofia by mid- February.

Question – Tycho Peterson: Okay. You mentioned yesterday on the integration back to the deal for a minute that you wouldn’t be integrating the R&D teams. I’m just curious about that decision, is that something longer term you might consider doing? And then what’s the opportunity to kind of put over some of the Quidel menu to legacy ortho products?

Answer – Unidentified speaker: Yeah. Perhaps, what I said was not received the way I intend to. Tycho, what I would say is there will be integration of the two teams, but I’m – in our model, we haven’t determined that we’re going to cut out cost. But there should be – there should be molecular products that we can put on. There are more cyclers that would useful in their customer settings. We certainly could do some menu development for their next generation immunoassay analyzers as well. And so our guys have met with their guys pretty extensively already and have a number of old good R&D guys. They all have a lot of ideas already on what can be done. So not integrating is probably not what I intended to say. What I meant to say was I don’t see for some period of time us having a strong desire to cut out cost from the R&D organization.

Unidentified speaker

Question – Unidentified speaker: Okay. Can you talk on Sofia? 4 million tests was a big decel relative to $16 million in the third quarter. And just talk about timing dynamics and the outlook for 2022 for Sofia 00:34:26?

Answer – Unidentified speaker: Yeah. We could have disproportionately 00:34:30 product. That’s for sure. And I would tell you that I got hospital customers screaming for Sofia. Our distribution partners now have – therefore have now ordered. And so, as we went into January, the run rate was already more than what we had been previously experiencing. So I don’t think it’s the main thing necessarily, but I think it is true that even some customers, particularly those who didn’t want to worry about CLIA waiver and all that went straight to QuickVue. So a lot of the new volume went straight to QuickVue versus Sofia. But we are hearing, I’m told, from some pretty irate large hospital customers that we need to be making more Sofia. So we’re certainly addressing that.

Analyst: Tycho Peterson

Question – Tycho Peterson: Maybe last one, I know we’re out of time. But it’s a pricing question. And then, maybe I could ask Joe to chime in if he’s willing. We’ve heard some pretty big numbers on the pricing cuts in China around some of these tenders, kind of 25%, 30%. Are you able to comment on the pricing dynamic that you’re seeing on tenders, Joe?

Answer – Unidentified speaker: Yeah. Hi, Tycho. There was one tender process in one province in China that we participated in and we ended up being a net winner on that tender. There were some price cuts, nothing like you mentioned just there right now, but we did pick up volumes, so we were a net winner. And we heard rumors that there could be other tenders in other provinces, but that’s just rumors at this point based on the info from our team on the ground there.

Okay. We’ll leave it at that. We ran a minute over. So thanks for taking the time to catch up and congrats on the deal.

Yeah, thank you. Thanks, Tycho. Good to see you.